Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 (which is expected to be filed with the Securities and Exchange Commission on or about February 24, 2014) of ISC8, Inc. and subsidiaries of our report dated December 23, 2013, relating to our audits of the consolidated financial statements as of and for the years ended September 30, 2013 and 2012, appearing in this Prospectus, which is part of this Registration Statement.  Our audit report dated December 23, 2013, relating to the aforementioned consolidated financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to our firm under the caption "Experts" in such Prospectus.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California

February 24, 2014